UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the month of  August 2006
000-50109
(Commission File Number)
AMS HOMECARE INC.
(Registrant's Name)
1360 Cliveden Avenue - Delta, BC V3M 6K2
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☑ Form 20-F
☐ Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule?12g3-2(b) under the Securities Exchange Act of 1934.
☐ Yes
☑ No
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule?12g3-2(b): 82-

AMS HOMECARE INC.
1360 Cliveden Avenue
Delta, British Columbia
V3M 6K2
INFORMATION CIRCULAR
(Containing information as at July 31, 2006 unless otherwise stated)
SOLICITATION OF PROXIES
This Information Circular is furnished in connection with the solicitation of proxies by the management of AMS Homecare Inc. (the "Company") for use at the Annual and Special Meeting of Shareholders of the Company (and any adjournment thereof) to be held on Thursday, August 31, 2006 at 10:00 a.m. in the offices of the Company and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost. All costs of solicitation by management will be borne by the Company.
The contents and the sending of this Information Circular have been approved by the directors of the Company.
APPOINTMENT AND REVOCATION OF PROXIES
The individuals named in the accompanying form of proxy are directors of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STROKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed form of proxy is received by COMPUTERSHARE INVESTOR SERVICES INC. of 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting or any adjournment thereof or delivered to the Chairman prior to the commencement of the Meeting.
A shareholder who has given an instrument of proxy may revoke it at any time prior to the exercise thereof. If a person who has been given a proxy attends personally at the meeting such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholder or his attorney authorized in writing, or if the shareholder is a company, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either with the Corporate Secretary of the Company, or the Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of such meeting prior to the commencement of the meeting or adjournment thereof, and upon either of such deposits the proxy is revoked. The revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.
Advice to Beneficial Shareholders
Only registered shareholders or duly appointed proxy holders are permitted to vote at the Meeting. Shareholders who do not hold their shares in their own name (referred to herein as "Beneficial Shareholders") are advised that only proxies from shareholder of record can be recognized and voted at the Meeting. Beneficial Shareholders who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house) who holds their shares as a registered shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The instrument of proxy supplied to Beneficial Shareholders is identical to that provided to registered shareholder. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder.
If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in such shareholder's name on the records of the Company. Such shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the common shares registered in the name of CDS & Co. are held.
In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy to the clearing agencies and intermediaries for onward distribution to non-registered shareholder. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholder' meetings unless the Beneficial Shareholders have waived the right to receive Meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Company to the registered shareholder. However, its purpose is limited to instructing the registered member how to vote on behalf of the Beneficial Shareholder. Should a non-registered member receiving such a form wish to vote at the Meeting, the non-registered shareholder should strike out the names of the Management Proxy holders named in the form and insert the non-registered shareholder's name in the blank provided. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications Services ("ADP"). ADP typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A Beneficial Shareholder receiving a Proxy with an ADP sticker on it cannot use that proxy to vote common shares directly at the Meeting - the proxy must be returned to ADP well in advance of the Meeting in order to have the common shares voted. All references to Shareholders in this Information Circular and the accompanying form of Proxy and Notice of Meeting are to shareholder of record unless specifically stated otherwise.
VOTING OF PROXIES
IN THE ABSENCE OF ANY DIRECTION IN THE INSTRUMENT OF PROXY, IT IS INTENDED IF MANAGEMENT'S PROXYHOLDERS ARE SELECTED THAT SUCH SHARES WILL BE VOTED IN FAVOUR OF THE MOTIONS PROPOSED TO BE MADE AT THE MEETING AS STATED UNDER THE HEADINGS IN THIS INFORMATION CIRCULAR.
The shares represented by proxies will, on any poll where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made.

SUCH SHARES WILL ON A POLL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED OR WHERE BOTH CHOICES HAVE BEEN SPECIFIED BY THE SHAREHOLDER.
The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the meeting or any further or other business is properly brought before the meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the meeting.
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Issued and Outstanding:	235,572,391 common shares without par value*
Authorized Capital:	300,000,000 common shares without par value 200,000,000 preferred shares without par value
*as of the record date July 31, 2006
The Company has prepared, as of the close of business on July 31, 2006, a list of shareholders entitled to receive the Notice of Meeting and indicating the number of common shares of the Company held by each such shareholder. A holder of common shares named in the list is entitled to vote the common shares shown opposite his name at the meeting. Any shareholder may examine the list of shareholders during usual business hours at the offices of the Computershare Investor Services Inc., 3rd Floor, 510 Burrard Street, Vancouver, British Columbia V6C 3B9 or at the meeting. The register of transfers will not be closed.
To the knowledge of the directors and senior officers of the Company, there are no persons or companies who beneficially own, directly or indirectly or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, except as follows:

Name	Number of Shares	Percentage of Outstanding Shares
Rani Gill	184,966,277	78%
(1)
171,216,277 common shares are held directly and 13,750,000 common shares are held indirectly through RKGCM Holdings Ltd., a company which is owned and controlled by Rani Gill.
ELECTION OF DIRECTORS
The Board of Directors presently consists of five directors and it is intended to determine the number of directors at five and to elect five directors for the ensuing year.
The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Business Corporations Act (British Columbia).
In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a director, the country in which he is ordinarily resident, all offices of the Company now held by him, his principal occupation, the period of time for which he has been a director of the Company, and the number of common shares of the Company beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.

Name, Position, Province or State, and Country of Residence(1)	Principal Occupation and, If Not at Present an Elected Director, Occupation During the Past 5 Years(1)	Previous Service as a Director	Number of Shares(2)
RANI GILL(3) President, Chief Financial Officer and Chairperson British Columbia, Canada	President and CFO of the Company. Prior to that owner of Shoprider Canada Mobility Products.	January 19, 2002	184,966,277
HARJ GILL Chief Executive Officer, Corporate Secretary and Director British Columbia, Canada	Chief Executive Officer and Corporate Secretary of the Company. Prior to that an independent business person and Investment Advisor.	August 28, 2002	14,877,624
AMARJIT MANN(3) Director British Columbia, Canada	Owner of a Pharmacy and Pharmacist.	August 28, 2002	5,110,300
JAN KARNIK(3) Director British Columbia, Canada	Owner of a Mechanical Engineering Firm. Prior to that a Project Development Manager	November 26, 2001	4,005,000
RANJODH SAHOTA(3) Director British Columbia, Canada	Business person and Administrator for Ministry of Human Resources	September 19, 2003	4,613,500

(1)
The information as to country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(2)
The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually as of July 31, 2006.
(3)
Denotes member of Audit Committee.
The Company does not have an executive committee.
STATEMENT OF EXECUTIVE COMPENSATION
"Named Executive Officer" means: (a) the Chief Executive Officer ("CEO"); (b) the Chief Financial Officer ("CFO"), regardless of the amount of compensation of those individuals; (c) the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed fiscal period and whose salary and bonus exceeds $150,000; and (d) any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Company at the end of the most recently completed fiscal year.
The Company currently has two Named Executive Officers, Ms. Rani Gill and Mr. Harj Gill. The following table sets forth the compensation awarded, paid to or earned by the Company's Named Executive Officers during the financial years ended February 28, 2006, 2005 and 2004.

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Pay-outs
Name and Principal Position	Year(1)	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ SARs granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Pay-outs ($)	All Other Compensation ($)
Rani Gill President and Chief Financial Officer	2006 2005 2004	$78,000 $143,000 $59,400	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A	(2) Nil Nil
Harj Gill Chief Executive Officer	2006 2005 2004	$128,500 $143,000 $59,400	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A	(3) Nil Nil

(1)
Fiscal years ended February 28, 2006, 2005, and 2004.
(2)
The Company issued 161,000,000 common share to Ms. Gill as compensation for some of the damages incurred in respect of a reverse takeover transaction. See "Particulars of Matters to be Acted Upon ? Approval of the Issuance of Common Shares to Rani Gill and Harj Gill" for further details.
(3)
The Company issued 13,850,000 common shares Mr. Gill as compensation for damages incurred in respect of a reverse take over transaction. See "Particulars of Matters to be Acted Upon ? Approval of the Issuance of Common Shares to Rani Gill and Harj Gill" for further details.
Long Term Incentive Plan Awards
Long term incentive plan awards ("LTIP") means "any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of the Company or an affiliate, or the price of the

Company's shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units". The Company has not granted any LTIP's during the fiscal year ended February 28, 2006.
Stock Appreciation Rights
Stock appreciation rights ("SAR's") means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with an office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company's shares. No SAR's were granted to or exercised by the Named Executive Officers or directors during the fiscal year ended February 28, 2006.
Option Grants in Last Fiscal Year
During the financial year ended February 28, 2006, no stock options were granted to the Named Executive Officers of the Company.
Aggregated Option Exercise in Last Fiscal Year and Fiscal Year-Ended Option Values
There were no outstanding options as at February 28, 2006. No stock options were exercised by the Named Executive Officers during fiscal year ended February 28, 2006.
Pension Plans
The Company does not provide retirement benefits for directors or executive officers.
Termination of Employment, Change in Responsibilities and Employment Contracts

The Company entered into employment agreements dated May 01, 2004 (collectively, the "Employment Agreements") with its Named Executive Officers - Ms. Rani Gill, President, CFO and Chairperson, and Mr. Harj Gill, CEO and Corporate Secretary. Under the terms of the respective Employment Agreements, the Company agreed to pay Ms. Gill an annual salary of CDN$156,000, and Mr. Gill an annual salary of US$156,000 (collectively, the "Annual Base Salaries") payable monthly. The terms of each Employment Agreement provide that the Annual Base Salaries can be increased upon review by the Company's independent directors approximately every six months, and the agreements can be renegotiated from time to time. The Annual Base Salaries are exclusive of bonuses, benefits and other compensation which can be negotiated and approved by the Company Directors. The Employment Agreements have a term of five years commencing May 01, 2004 and terminating May 01, 2009, and, thereafter, will automatically renew for subsequent terms, unless terminated in accordance with the terms of the respective Employment Agreement.. The Company did not pay out the full amount of the salaries to either the CEO nor the President during the fiscal year ended February 28, 2006. In order to assist the company, both the CEO and the President waived their right to collect any unpaid amounts.

Composition of Compensation Committee
The Company does not have a formal compensation committee. Compensation is determined by the Board of Directors based upon recommendations from the independent directors of the Company. The independent directors are Jan Karnik, Amarjit Mann and Ranjodh Sahota.
Report on Executive Compensation
It is the responsibility of the Board of Directors based upon recommendations from the Independent Directors to determine and administer the compensation policies and levels for the Company's executive officers. The Independent Directors meet as required and their recommendations are submitted to the Board for approval. Executive Officers who are directors abstain from voting on their own compensation. The group of Independent Directors:
1.
Reviews and approves corporate goals and objectives relevant to CEO compensation, evaluates the CEO's performance in light of those goals and objectives and recommends and approves the CEO's compensation level based on this evaluation. In determining current and future bonuses and any other long-term incentive component of the CEO's and CFO''s compensation, the Independent Directors may consider the Company's performance and relative shareholder return, the value of similar incentive awards to CEO's and CFO's at comparable companies, the awards given to the CEO and CFO in past years, contributions made by the CEO and CFO and personal opportunities lost, personal guarantees offered, and funds expended personally which has not been reimbursed by the Company, in efforts to assist company and move company forward and other factors that the Independent Directors deem appropriate in connection with its review.
2.
Interprets, implements, administers, reviews and approves remuneration of the Company's Executive Officers and other key officers, including their participation in incentive compensation plans and equity based compensation plans.
3.
Makes recommendations and approves the compensation of non-employee directors, including their participating in incentive compensation plans and equity-based compensation plans.
4.
Develops and recommends to the Board which recommends to the Company's shareholders (to the extent shareholder approval is required by any applicable law or regulation) for their approval of all stock ownership, stock option and other equity based compensation plans of the Company, and all related policies and programs. In addition, the Independent Directors recommend to the Board which recommends to the Company's shareholders (to the extent shareholder approval is required by any applicable law or regulation) for their approval all equity-based compensation plans with respect to non-employee directors, and all related policies and programs.
5.
The Independent Directors monitor compliance by the Company and any recipients of stock, stock options or other equity awards under the Company's equity-based compensation plans (such as any policy that requires officers or directors to own Common Shares).
The total compensation plan for executive officers is comprised of the following components: base salary and other benefits, a bonus incentive program and stock options. In determining an executive officer's compensation the Independent Directors try to ensure that incentive compensation, such as bonuses and stock options, is structured to ensure that each officer's personal interests are aligned with those of the shareholders. The Independent Directors have undertaken a review of executive compensation within the home healthcare industry generally, within the Company's peer group within the home healthcare industry as well as within companies of a similar size (as measured by market capitalization) within both Canada and the United States. As a result, the Independent Directors have recommended to the Board certain compensation benchmarks.
The Independent Directors concluded that base salaries should be at levels substantially similar to the comparison group. In establishing base salaries, the Independent Directors review general market salary levels for individuals in positions with similar responsibilities and experience, with the objective of setting base salaries for the Company's executive officers consistent with those found in the marketplace. On an individual basis, base salaries are established by taking into account individual performance and experience as compared to those individuals in the comparison group. In order to ensure the attraction, motivation and retention of key executives, base salaries are reviewed during the year and negotiations are implemented with the executive officers in a manner the Independent Directors deem appropriate. The Independent Directors during the year have concluded that the current compensation paid to the officers and directors of the company are below industry standards but the Independent Directors have determined not to implement any increase for the moment. The Independent Directors will conduct periodic reviews to ensure that if the Committee deems it necessary or helpful to the Company, the Independent Directors will attempt to negotiate increases in compensation for directors and officers to ensure that compensation meets industry comparisons.
All Named Executive Officers have the right to receive salary enhancement in the form of bonuses. The eligibility of the Named Executive Officers to receive such incentive bonuses are subject to the Company's attainment of strategic, operational and financial goals for the calendar year. The Company has achieved many of its strategic and operational and financial goals but believes it suffered damages from the TSX Venture Exchange and continues to attempt to recover from these damages. The Company has been assisted greatly by the personal efforts of the CEO and CFO and the directors of the Company. Compensation in the future and any awards, if any, are based on a comparison of executive and Company target objectives for the year, with actual individual performance and Company financial performance during the same period, as well as the any unrecognized efforts made by the Officers to assist the company in its goals.
The Company has a Stock Option Plan which is intended to advance the interests of the Company and its subsidiaries by: aligning the interests of Named Executive Officers and employees with those of the Company's shareholders, providing eligible participants with a propriety interest in the growth and performance of the Company; and attracting, motivating and retaining selected key officers, employees, directors and third party consultants. The Independent Directors review and recommend to the board all option grants, taking into account the amount and terms of outstanding options, SARs, shares and units. No options have been issued to date and is below industry standards.
Compensation of Chief Executive Officer and President
The compensation packages of the Chief Executive Officer and the President are recommended and approved by the Independent Directors. The Chief Executive Officer's, and President's compensation package consist of Base Salary, Annual Incentives and Long-Term Incentives as described above. As described above, the Company targets a mid-level of compensation for each component as well as for total compensation with reference to the same comparison group of companies in closely related industries in the U.S. and Canada.
In establishing the Chief Executive Officer's and President's base salary for a given year, the Compensation Committee takes into account Mr. Gill's and Ms. Gill's contribution in terms of leadership in the management of the Company as well as the scope and size of the Company's operations, and personal sacrifices including personal guarantees, loans offered to the company. The Company also considers the level of corporate performance achieved in the prior year as well as the expected level of performance for the current year in establishing the Chief Executive Officer's and President's base salary for a given year.
Based on the continued efforts to improve the Company's ability to increase revenues, expansion of distribution of products, US growth targets, and new business ventures, as well as the continued execution of the Company's marketing and acquisition strategies, the Board of Directors believes that Mr. Gill as Chief Executive Officer and Ms. Gill, as President continue to achieve their goals for the Company and, as a result, they have earned their compensation. Salary payments to the President and Chief Executive Officer were reduced during the most recently completed financial year even though the Company's sales grew by 27%. The Company issued common shares in the capital of the Company to the President and Chief Executive Officer to compensate them for damages incurred by them due to delays in the reverse takeover completed in 2002. It is the Company's belief that the compensation paid to date does not fully reflect the contributions made by Mr. Gill and Ms. Gill to assist the Company, however, no increase in compensation has been approved or negotiated by the Independent Directors at this time.
Compensation of Directors
No cash directors fees were paid to directors of the Company during the fiscal year ended February 28, 2006. However, on January 6, 2006, the following share issuances were made:
(a)
161,000,000 common shares to Rani Gill;(1)
(b)
13,850,000 common shares to Harj Gill;(1)
(c)
4,000,000 common shares to Jan Karnik;(2)
(d)
4,500,000 common shares to Amarjit Mann;(2) and
(e)
4,500,000 common shares to Ranjodh Sahota.(2)
(1)
See "See "Particulars of Matters to be Acted Upon ? Approval of the Issuance of Common Shares to Rani Gill and Harj Gill" below for further details.
(2)
See "See "Particulars of Matters to be Acted Upon ? Approval of the Issuance of Common Shares to Directors" below for further details.
No stock options were granted to the Company's directors who are not Named Executive Officers during the fiscal year ended February 28, 2006.
Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values
There were no outstanding options as at February 28, 2006. No stock options were exercised by the directors who are not Named Executive Officers during the fiscal year ended February 28, 2006.
INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS
During the Company's last completed financial year, no director, executive officer or senior officer of the Company, proposed management nominee for election as a director of the Company or each associate or affiliate of any such director, executive or senior officer or proposed nominee is or has been indebted to the Company or any of its subsidiaries or is and has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, other than routine indebtedness.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
The following table sets forth as at the end of the fiscal year ended February 28, 2006, the number of securities authorized for issuance under the Company's Stock Option Plan which was approved by the shareholders of the Company on July 3, 2001.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a) (c)
Equity compensation plans approved by security holders	Nil	N/A	8,777,811
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	Nil

STATEMENT OF CORPORATE GOVERNANCE
Corporate Governance Practices
In June 2005, National Policy 58-201 Corporate Governance Guidelines (the "Governance Guidelines") and National Instrument 58-101 Disclosure of Corporate Governance Practices (the "Governance Disclosure Rule") were adopted by the securities regulatory authorities in Canada. The Governance Guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance practices.
The Company and its Board of Directors (the "Board") recognize the importance of corporate governance to the effective management of the Company and to the protection of its shareholders and employees. The Company's approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to enhance shareholder value.
In accordance with the Governance Disclosure Rule, the Company provides the following disclosure regarding its corporate governance practices which has been prepared by Company's management and approved by the Board:
Independence of the Board
Three out of the five members of the Board are independent within the meaning of the Governance Guidelines. Each of Messrs. Jan Karnik, Amarjit Mann and Ranjodh Sahota are independent directors (as such term is defined in Multilateral Instrument 52-110. Ms. Rani Gill and Mr. Harj Gill are not independent directors as they are executive officers of the Company. If necessary, or requested by any independent director, the independent directors will meet at the end of a regularly scheduled meeting of the full Board without the non-independent directors.

To facilitate the functioning of the Board independently of management, the following structures and processes are in place:
?
there is an elected Lead Independent Director (Jan Karnik)
?
independent directors are free to add items to the agenda or to request the calling of Board meetings where deemed necessary and all members of the Board are invited to raise issues not on the agenda at Board meetings.
?
the President's and the Chief Executive Officer's compensation is considered, in their absence, by the independent directors of the Board at least once a year.
Chairman of the Board
The Chairman of the Board, Ms. Rani Gill is not an independent director. However, as at July 31, 2006, the Board suggests to the directors at each regular board meeting that an independent director chairman be appointed for each Board Meeting.
Lead Independent Director
As at July 31, 2006, Mr. Jan Karnik was appointed as the Lead Independent Director of the Board and the Company has adopted a formal position description for the Lead Independent Director. The Lead Independent Director is designated to act as the leader of the independent directors of the Board and to enhance and protect the independence of the Board and its effectiveness, including:
?
ensuring that the responsibilities of the Board and the boundaries between the Board and management are well understood and respected;
?
ensuring that the Board and its committees conduct their work effectively and efficiently;
?
ensuring that the resources available to the Board are adequate to support its work;
?
ensuring that a process is in place by which the effectiveness of the Board and its committees is assessed on a regular basis; and
?
ensuring that a process is in place by which the contribution of individual directors to the effectiveness of the Board and its committees is assessed on a regular basis; and ensuring that the relationships between the Board and management are conducted in a professional and constructive manner.
Meetings of the Board and Committees of the Board
The Board meets a minimum of five times per year, usually every quarter and following the annual general meeting of the Company's shareholders. Board members also meet informally on an ad hoc basis as Company issues arise. The Audit Committee meets at least four times per year. The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which the Company faces from time to time. The following table provides details regarding director attendance at Board meetings held from March 1, 2005 to February 28, 2006.

Meetings Attended out of Meetings Held
Director	Rani Gill	Harj Gill	Jan Karnik	Amarjit Mann	Ranjodh Sahota
Board	8 out of 8	8 out of 8	8 out of 8	7 out of 8	8 out of 8
Audit	1 out of 1	n/a	1 out of 1	1 out of 1	1 out of 1
As a matter of practice, the independent directors meet at the end of every regularly scheduled meeting informally, independent of the management directors.
Other Public Company Directorships/Committee Appointments
No director of the Company serves on the board of any other public company with any other director of the Company.
Board Mandate
The mandate of the Company's Board is the stewardship of the Company and acting in the best interests of the Company and its shareholders. In carrying out its responsibilities, the Board provides guidance to the individual committees and management, as appropriate, in the following areas:
?
strategic planning and the approval of the annual budgets;
?
overseeing the appointment of senior management and monitoring their performance, including succession planning;
?
monitoring the Company's communications policy both with regulatory authorities and the investment community;
?
reviewing and approving the unaudited quarterly reports, annual audited financial statements and management's quarterly and annual management's discussion and analysis;
?
reviewing and approving major acquisitions, dispositions, investments and financings; and
?
reviewing and approving the formal charters of the various committees of the Board and the Board can amend the Board Mandate and other Charters as it deems necessary.
A copy of the Board Charter setting out its purpose, responsibilities and the duties of its members is attached as Schedule "A" to this Information Circular.
Position Descriptions
The Board has adopted written position descriptions for the Chairman of the Board and the Chairman of the Audit Committee. The Company has also developed a role statement for Chief Executive Officer of the Company. These are available on written request from the Company by any shareholder.
Orientation and Continuing Education
The responsibility for developing an orientation and education program is currently handled by the Board as a whole. New directors receive informal orientation whereby they have the opportunity to meet with management and other directors of the Company. The majority of the non-management directors have at least 4 years experience and knowledge as directors with the Company in the healthcare industry and as a result the directors have experience and understanding of their responsibilities as directors of a public company.
Code of Business Conduct and Ethics
The Company has adopted a Code of Business Conduct and Ethics (the "Business Code of Ethics") for its directors, officers and employees. A copy of AMS Homecare Inc.'s Business Code of Ethics can be viewed under the Company's profile on SEDAR at www.sedar.com or by written request to the Company.
Compliance with the Code is monitored in part by a requirement in the Code for persons subject to the Code to report any non-compliance. The Board takes steps to ensure that directors, officers and employees exercise independent judgment in considering transactions and agreements in respect of which a director, officer or employee of the Company has a material interest, which include ensuring that directors, officers and employees are thoroughly familiar with the Code and, in particular, the rules concerning disclosing conflicts of interest and where necessary, abstaining from voting in respect of matters where there is a conflict.
The Company encourages and promotes an overall culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations; providing guidance to the directors, other officers and employees to help them recognize and deal with ethical issues; promoting a culture of open communication, honesty and accountability; and ensuring awareness of disciplinary action for violations of ethical business conduct. The Board has the right to amend the Code as it deems necessary.
Violations of the Code by a director, officer or employee are grounds for disciplinary action, including immediate termination of employment or request for resignation of directorship or office.
Nomination of Directors
Given the relatively small size of the Company and its early stage of development, the Company has not appointed a formal Corporate Governance and Nominating Committee. Matters of corporate governance and nominations are addressed by the Board as a whole with the independent directors taking the lead on such matters and making their recommendations to the Board as a whole for approval.
Compensation
As noted above under "Statement of Executive Compensation ? Compensation Committee", the Board has not appointed a formal Compensation Committee. Compensation matters are handled by the Board as a whole. Independent directors take the lead on compensation matters and make recommendations to the Board as a whole for approval. Directors who are also officers of the Company do not vote on their own compensation. See "Statement of Executive Compensation ? Report on Executive Compensation" above for further details.
Committees of the Board
The Board has no standing committees other than the Audit Committee.
Board Assessments
The Board annually reviews and evaluates the Board, the committees of the Board and the individual directors.

The Board oversees the evaluation process, reviews the evaluation results and makes changes as necessary based on the results.
AUDIT COMMITTEE
Pursuant to the provisions of section 224 of the Business Corporations Act (British Columbia) the Corporation is required to have an Audit Committee, which presently consists of three directors, Jan Karnik, Amarjit Mann and Ranjodh Sahota, all of whom are independent directors and financially literate (as those terms are defined in Multilateral Instrument 52-110 ("MI 52-110")). The Company is in full compliance with MI 52-110 which deals with the role and compensation of Audit Committees and the qualifications of its shareholder.
Audit Committee Charter
The Company has adopted an Audit Committee Charter, which confirms that the purpose of the Audit Committee is to assist the Board of Directors in fulfilling its financial reporting and control responsibilities to the shareholders and the investment community. The Board has the right to change any term of the Audit Committee Charter. A copy of the Audit Committee Charter is attached as Schedule "B" hereto.
Audit Committee Oversight
At no time since the commencement of the Corporation's most recent completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.
Reliance on Certain Exemptions
At no time since the commencement of the Corporation's most recently completed financial year has the Corporation relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110.
Pre-Approval Policies and Procedures
The Audit Committee's charter sets out responsibilities regarding the provision of non-audit services by the Company's external auditors. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor's independence and requires Audit Committee pre-approval of permitted audit and audit-related services.

External Auditor Service Fees (By Category)
The aggregate fees billed by the Corporation's external auditors for the financial years ended February 28, 2005 and 2004 for audit and other fees are as follows:

Financial Year Ending	Audit Fees (4)	Audit Related Fees[1]	Tax Fees[2]	All Other Fees[3]
2006	$25,000	$6,510	$7,816	Nil
2005	$23,500	$30,865	$13,050	Nil

(1)
Fees charged for assurance and related services reasonably related to the performance of an audit, and not included under "Audit Fees".
(2)
Fees charged for tax compliance, tax advice and tax planning services.
(3)
Fees for services other than disclosed in any other column.
(4)
For the most recently completed financial year ended February 28, 2006, the Company has accrued audit fees to be paid to external auditors.
APPOINTMENT OF AUDITOR
As of the date of this Circular, Management is currently seeking new auditors as HLB Cinnamon Jang Willoughby, Chartered Accountants are no longer the auditors for the company. Shareholders will be asked to approve the appointment of a new auditor to be determined by the Board, to hold office until the next annual general meeting of the shareholders at remuneration to be fixed by the Board.
INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS
Other than as set forth below or elsewhere in this Information Circular and other than transactions carried out in the normal course of business of the Company or any of its affiliates, none of the directors or senior officers of the Company, any shareholder beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company nor an associate or affiliate of any of the foregoing persons had since March 1, 2005 any material interest, direct or indirect, in any transactions which materially affected the Company or any of its subsidiaries or in any proposed transaction which has or would materially affect the Company or any of its subsidiaries.
A total of 187,850,000 common shares were issued to directors of the Company as follows:
(a)
161,000,000 common shares to Rani Gill as compensation for damages suffered in connection with the reverse take-over.(1)
(b)
13,850,000 common shares to Harj Gill as compensation for damages suffered in connection with the reverse take-over. (1)
(c)
4,000,000 common shares to Jan Karnik as director fees;(2)
(d)
4,500,000 common shares to Amarjit Mann as director fees; and(2)
(e)
4,500,000 common shares to Ranjodh Sahota as director fees.(2)
(1)
See "Particulars of Matters to be Acted Upon ? Approval of the Issuance of Common Shares to Rani Gill and Harj Gill" for further details.

(2)
See "Particulars of Matters to be Acted Upon ? Approval of the Issuance of Common Shares to Directors" for further details.
The Company received the right to receive a percentage revenue from WISE (World Internet Stock Exchange), a company owned and controlled by Harj Gill, for administrative services provided by the Company in connection with the entering into of a revenue sharing agreement between the parties. To date the Company has incurred an immaterial amount of costs for its right to share in the revenue generated by WISE. Final agreements will be entered into later this year. See "Particulars of Matters to be Acted Upon ? Approval of Transaction with the World Internet Stock Exchange" for further details.
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON
Other than as set forth in this Information Circular, no director or senior officer of the Company, at any time since the beginning of the Company's last financial year, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon.
PARTICULARS OF MATTERS TO BE ACTED UPON
Removal of Pre-Existing Company Provisions, Adoption of New Articles and Increase in Authorized Share Capital
The new Business Corporations Act (British Columbia) (the "New Act") came into force in British Columbia on March 29, 2004. The New Act replaces the Company Act (British Columbia) (the "Former Act"), which is the statute that previously governed the Company. The New Act will impact all companies incorporated in British Columbia by modernizing and streamlining company law in British Columbia.
Under the New Act, the Company has two years within which to transition (the "Transition") itself under the new statute. The board of directors of the Company (the "Board") approved the Transition of the Company under the New Act on March 23, 2005. The Company filed a transition application with the British Columbia Registrar of Companies and completed the Transition on December 23, 2005.
One of the most important corporate changes resulting from the New Act is that the Memorandum of the Company has been replaced by a "Notice of Articles". The Notice of Articles must set out, amongst other things, the authorized share capital and the names and addresses of the directors of the Company.
Concurrent with the completion of the Transition, the Company was required in accordance with the New Act to incorporate certain provisions known as the "Pre-Existing Company Provisions" (the "PECPs") into its Notice of Articles. The PECPs provide the Company with certain default provisions in case certain provisions which are required to be included in the Articles under the New Act are not included in the Company's Articles. In order to address this issue, the Company intends to delete and replace its Articles in their entirety as set out under "Adoption of New Articles" below. The new Articles will, among other things, incorporate and amend certain of the information required by the PECPs. As a result, the Company wishes to remove the application of the PECPs to the Company as set out under "Removal of Pre-Existing Company Provisions" below.
Under the Former Act, the Company had to specify the maximum number of shares available in each class ? called the "authorized share capital". Under the New Act, the Company can have an unlimited authorized share capital, meaning an unlimited number of shares of each class. In conjunction with the other amendments to its Notice of Articles, the Company wishes to adopt an unlimited authorized share capital as set out under "Increase in Authorized Share Capital" below.

Adoption of New Articles
The Board has determined that it is in the best interests of the Company to adopt new articles (the "New Articles") to replace its existing Articles (the "Existing Articles"). The language used in the Existing Articles of the Company is no longer appropriate in many instances and there are a number of references to provisions in the Former Act which no longer exist. The New Articles also incorporate many key provisions of the New Act that should reinforce the importance of certain sections of the New Act including disclosing conflicts of interest, indemnification, fiduciary duties and other obligations that are imposed on the Board.
Set out below is a discussion of the changes proposed under the New Articles. These proposed changes to the New Articles include a discussion of substantive changes included in the New Articles and changes included that are as a result of changes under the New Act. The New Articles incorporate a number of non-substantive changes, including the use of the new terminology adopted under the New Act. For example, "shareholder" are now "shareholders" and "register of shareholder" is now "central securities register" under the New Act. Many of these terminology and wording changes are not discussed in detail here, as they reflect statutory requirements that the Company cannot alter or amend.
The following is a discussion of the substantive changes proposed in the New Articles.
Borrowing Powers
Under the Existing Articles, the Company may borrow money, issue debt and mortgage, charge, or give security on the undertaking, or on the whole or any part of the property and assets, of the Company (both present and future). However, under the New Act, companies are now also permitted, without restriction, to guarantee repayment of money by any other person or the performance of any obligation of any other person. This change reflects the modernization of corporate legislation to effectively respond to increasingly complex financial transactions that companies may enter into in the course of their business. As a result, the New Articles propose that the Company also be able to guarantee the repayment of money by any other person or the performance of any obligation of any other person in accordance with the provisions of the New Act. Management believes that it is in the best interests of the Company to allow for such a guarantee to permit the Company the maximum flexibility in possible future financial transactions, recognizing the duties directors have to ensure that the guarantee must always be in the best interest of the Company and its shareholders.
Directors' Authority to Set Auditor's Remuneration
Under the New Act, the Company is, subject to shareholder approval, permitted to include in the New Articles authorization for the directors to set the remuneration paid to the auditors of the Company. The Former Act required the shareholders to set the remuneration or the shareholders to authorize, on an annual basis, the directors to set the remuneration. Historically, shareholders of the Company have always authorized the directors to appoint the auditors and to set the auditor's remuneration. As a result, the inclusion of the authority for directors to set the auditor's remuneration in the New Articles merely codifies existing practice. More importantly, however, this change also codifies new corporate governance rules and regulations relating to audit committees and the remuneration of auditors.
Special Majority for Resolutions
Under the Former Act, the majority of votes required to pass a special resolution at a general meeting was three-quarters of the votes cast on a resolution. Under the New Act, the Company is authorized to determine whether a special resolution requires two-thirds or three-quarters of the votes cast on a resolution. The Existing Articles did not state what the majority was for a special resolution, as this matter was dealt with under the Former Act. The New Articles propose that a special resolution require a majority of two-thirds of the votes cast on a resolution. This threshold is consistent with the threshold in most other Canadian corporate law statutes such as the Canada Business Corporations Act.
Share Issuances
Under the Former Act, the maximum discount or commission payable on the issuance of a share of the Company was 25%. Under the New Act the Company is, subject to shareholder approval, now permitted to avoid setting a numerical maximum for a discount or commission payable on the issuance of a share but rather limit any discount or commission by a test of reasonableness. The New Articles provide that the Company be permitted to pay or offer the commission or discount as permitted in the New Act. Management of the Company believes that the 25% maximum limit should not be set out in the New Articles as such a limit does not consider factual circumstances nor apply a test of reasonableness. By limiting the discount or commission amounts payable by the test of reasonableness, exercised by directors with a duty to act in the best interest of the Company, the Company is provided greater flexibility in possible future transactions.
The following are changes to the provisions contained in the New Act which have an effect on provisions contained in the Existing Articles:
Officers
Under the Existing Articles, the Company was required to have a least a President and Secretary as officers, and there had to be separate individuals holding those positions. In addition, the President was required to be director of the Company. These were requirements under the Former Act. However, under the New Act, those requirements no longer exist, and as a result, it is proposed that the New Articles remove these requirements. Management and the board of directors believe that by removing these restrictions the Company is better able to meet its corporate governance obligations as to membership of the board of directors.
Publication of Advance Notice of Meeting
Under the Existing Articles, the Company was required to publish an advance notice of a general meeting of shareholders at which directors are to be elected in the manner required under the Former Act. Under the New Act, the Company is no longer required to publish notice of general meetings, and recent changes to securities legislation in Canada requires that all public companies, including the Company, post advance notice of a general meeting on www.sedar.com in advance of the record date for the meeting. As a result, it is proposed that the New Articles remove the requirement to publish advance notice of the meeting.
Share Certificates
Under the Existing Articles, a shareholder is entitled to a share certificate representing the number of shares of the Company he or she holds. Under the New Act, a shareholder is now entitled to a share certificate representing the number of shares of the Company he or she holds or a written acknowledgement of the shareholder's right to obtain such a share certificate. As a result, the New Articles have been amended to provide for this additional right. The addition of the ability to issue a written acknowledgement is very useful for public companies such as the Company, since it permits flexibility in corporate and securities transmissions.

Disclosure of Interest of Directors
Under the New Act, the provisions relating to the disclosure of interests by directors have been revised and updated. As directors of the Company are bound by these provisions, the New Articles have deleted reference to the old disclosure of interest provisions and refer to the provisions contained in the New Act.
Indemnity Provision
Under the Former Act, the Company could only indemnify directors where it obtained prior court approval, except in certain limited circumstances. The Existing Articles provided for the Company to indemnify directors, subject to the requirements of the Former Act. Under the New Act, the Company is now permitted to indemnify a past or present director or officer of the Company without obtaining prior court approval in respect of an "eligible proceeding". An "eligible proceeding" includes any legal proceeding relating to the activities of the individual as a director or officer of the Company. However, under the New Act, the Company will be prohibited from paying an indemnity if:
(a)
the party did not act honestly and in good faith with a view to the best interests of the Company;
(b)
the proceeding was not a civil proceeding and the party did not have reasonable grounds for believing that his or her conduct was lawful; and
(c)
the proceeding is brought against the party by the Company or an associated corporation.
As a result, the New Articles propose to allow the Company to indemnify directors, officers, employees and agents, subject to the limits imposed under the New Act. Management believes that it is in the best interests of the Company to allow the indemnification of directors, officers, employees and agents, subject to the limits and conditions of the New Act.
Authorized Share Capital
Under the Former Act, the Company was required to set a maximum number for its authorized share capital and such number was required to be contained in the Company's memorandum. Under the New Act there are no maximum number restrictions and, due to the elimination of the memorandum under the New Act, such authorized share capital must be contained in a company's Notice of Articles. In order to provide the Company with greater flexibility to proceed with equity financings, management has determined that it will alter its authorized share capital from 300,000,000 common shares to an unlimited number of common shares and from 100,000,000 preferred shares to an unlimited number of preferred shares and that such altered authorized share capital will be reflected in its New Notice of Articles.
Holding of Annual General Meetings
Under the Former Act, annual general meetings were required to be held within 13 months of the last annual general meeting. The New Act allows for annual general meetings to be held once in each calendar year and not more than 15 months after the last annual general meeting and accordingly, the Company's New Articles reflect this provision.
Location of Annual General Meetings
Under the Former Act, annual general meetings were required to be held within British Columbia, unless the Registrar of Companies (the "Registrar") approved a location outside British Columbia. The New Act allows for annual general meetings to be held outside British Columbia without the need to obtain the Registrar's approval, if the articles of a company so provide. The Company's New Articles reflect this provision.
Alterations to Constating Documents
In accordance with the New Act, the New Articles update the type of alterations that can be made to the Company's constating documents, and disclose the type of resolution that is required to make such amendments.
Repurchase of Shares
In accordance with the New Act, the Company may purchase or otherwise acquire any of its shares as long as the Company is not insolvent or the repurchase does not render the Company insolvent. The repurchased shares, if not cancelled, are not entitled to vote at any shareholder meeting, may not receive any dividends or other distributions. Under the New Act, the Company is no longer required to repurchase shares on a pro-rata basis from its shareholders.
Shareholder Approval of New Articles
The shareholders of the Company will be requested at the Meeting to approve the adoption of new Articles by passing the following special resolution (3/4 majority of shares voted), which requires an affirmative vote of not less than three-quarters of the votes cast by shareholders at the Meeting.
"BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:
1.
the existing Articles of AMS Homecare Inc. (the "Company") be deleted in their entirety, and the form of Articles presented to the meeting of shareholders held on August 31, 2006 or any adjournment thereof be adopted as the Articles of the Company in substitution for, and to the exclusion of the existing Articles of the Company;
2.
any director or officer of the Company be authorized to execute and deliver all such documents and instruments, and to do such further acts, as may be necessary to give full effect to these resolutions or as may be required to carry out the full intent and meaning thereof; and
3.
the board of directors of the Company are hereby authorized to abandon the above described amendments without further approval, ratification or confirmation by the shareholders of the Company, and in such case, this special resolution shall be deemed to have been rescinded."
A copy of the proposed New Articles will be available at the Meeting and may be obtained upon request to the Corporate Secretary of the Company, Harj Gill, at 1360 Cliveden Avenue, Delta, British Columbia V3M 6K2; Telephone (604) 273-5173; Facsimile (604) 273-9312.
Removal of the Pre-Existing Company Provisions
According to the New Act, the Company is subject to the PECPs as set out in Part 17 of the regulations to the New Act until the Company's shareholders approve the removal of the PECPs from the Company's Notice of Articles. In order to take advantage of the provisions of the New Act, management of the

Company recommends that the shareholders vote in favour of the resolution removing the application of the PECPs to the Company.
Shareholder Approval of Removal of the Pre-Existing Company Provisions
The shareholders of the Company will be requested at the Meeting to approve the amendment of the Company's Notice of Articles to remove the application of the PECPs by passing the following special resolution (3/4 majority of shares voted), which requires an affirmative vote of not less than three-quarters of the votes cast by shareholders at the Meeting:
"BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:
1.
the Pre-existing Company Provisions set forth in Part 16 of the Regulations to the Business Corporations Act (British Columbia) be removed and no longer apply to AMS Homecare Inc. (the "Company");
2.
the directors be authorized to instruct its agents to file a Notice of Alteration to the Notice of Articles in the form presented to the Meeting reflecting the changes in paragraph 1 above effective as of the time the Notice of Alteration to a Notice of Articles is filed with the Registrar of Companies;
3.
any director or officer of the Company be authorized to execute and deliver all such documents and instruments, including the amendment to the Notice of Articles, and to do such further acts, as may be necessary to give full effect to these resolutions or as may be required to carry out the full intent and meaning thereof; and
4.
the board of directors of the Company are hereby authorized to abandon the above described amendments without further approval, ratification or confirmation by the shareholders of the Company, and in such case, this special resolution shall be deemed to have been rescinded."
Increase in Authorized Share Capital
Under the Former Act, the Company was required to set a maximum number for its authorized share capital. There are no maximum number restrictions for authorized share capital, now called "authorized share structure" under the New Act.
In order to provide the Company with maximum flexibility to carry out financings and future transactions, management of the Company recommends that the shareholders vote in favour of the resolution increasing the Company's authorized share structure from 300,000,000 common shares without par value to an unlimited number of common shares without par value and from 100,000,000 preferred shares without par value to an unlimited number of preferred shares without par value.
Shareholder Approval of Increase in Authorized Share Capital
The shareholders of the Company will be requested at the Meeting to approve the increase in authorized share structure by passing the following special resolution (3/4 majority of shares voted), which requires an affirmative vote of not less than three-quarters of the votes cast by shareholders at the Meeting.

"BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:
1.
The Company increase its authorized share capital from 300,000,000 common shares without par value to an unlimited number of common shares without par value.
2.
The Company increase its authorized share capital from 100,000,000 preferred shares without par value to an unlimited number of preferred shares without par value;
3.
The directors of the Company be authorized to instruct its agents to file a Notice of Alteration to a Notice of Articles in the form attached hereto as Schedule "A" reflecting the changes in paragraphs 1 and 2 above effective as of the time the Notice of Alteration to a Notice of Articles is filed with the Registrar of Companies; and
4.
Any director or officer of the Company be authorized to execute and deliver all such documents and instruments, including the amendment to the Notice of Articles, and to do such further acts, as may be necessary to give full effect to these resolutions or as may be required to carry out the full intent and meaning thereof."
Approval of the Issuance of Common Shares to Rani Gill and Harj Gill
The Board of Directors of the Company issued 174,850,000 shares to the CEO, Harj Gill and the President, Rani Gill in January 2006. The majority of the shares were issued to the President of the Company to compensate her for damages she suffered during a reverse take over transaction ("RTO") because the positions taken by TSX Venture Exchange (the "Exchange") prevented the Company from honouring its contractual obligations to her at that time and which it committed to honour in order to facilitate completion of the RTO. The Company has filed a Writ on behalf of the shareholders of the Company detailing the events and damages claimed by the Company from the Exchange and certain individuals. A copy of the Writ can be obtained from the British Columbia Supreme Court in Vancouver, B.C or a shareholder can write to the company to request a copy. A total of 161,000,000 shares were issued to Ms. Rani Gill, President for damages incurred to her during the RTO process. Mr. Harj Gill was issued 13, 850,000 shares to compensate him for damages incurred in providing financial assistance to the Company which was necessitated by the delays in the RTO process.
Shareholder Approval of the Issuance of the Shares to Rani Gill and Harj Gill
At the Meeting, shareholders will be asked to pass a special resolution to ratify the issuance of these shares, and Mr. Gill and Mrs. Gill will not vote their shares on this resolution.
As of the Record Date, Mr. Gill and Mrs. Gill held 199,843,901 common shares in the capital of the Company. The total number of shares held by "disinterested shareholders" totals 35,728,490 common shares. These shares may be voted on the resolutions.
Management of the Company would like the disinterested shareholders as a group to approve and ratify the issuance of the Shares to Mr. and Mrs. Gill. Accordingly, disinterested shareholders will be asked to approve the following special resolution (3/4 majority shares voted):

"BE IT RESOLVED, AS AN SPECIAL RESOLUTION, THAT:
1.
The issuance of 161,000,000 common shares to Mrs. Gill and 13,850,000 common shares to Mr. Gill as compensation for damages suffered in connection with a previous reverse take over transaction, are hereby ratified, confirmed and approved; and
2.
The Company is authorized to issue and compensate the CEO and President with further shares and payments as deemed appropriate by the independent Board of Directors for damages and related events."
Approval of Issuance of Common Shares to Directors
The Board of Directors of the Company issued a total of 13,000,000 common shares to Jan Karnik, Amarjit Mann and Ranjodh Sahota (collectively, the "Directors") as payment of directors' fees, as follows:
(a)
4,000,000 common shares to Jan Karnik;
(b)
4,500,000 common shares to Amarjit Mann; and
(c)
4,500,000 common shares to Ranjodh Sahota.
Shareholder Approval of the Issuance of the Shares to Directors
At the Meeting, shareholders will be asked to pass a special resolution to ratify the issuance of these shares, and Mr. Gill and Mrs. Gill will not vote their shares on this resolution.
As of the Record Date, the Directors held 13,728,800 common shares in the capital of the Company. These shares will not be voted on the aforementioned resolutions. The total number of shares held by "disinterested shareholders" totals 221,843,591 common shares. These shares may be voted on the resolutions.
Management of the Company would like the disinterested shareholders as a group to approve and ratify the issuance of the Shares to the Directors. Accordingly, disinterested shareholders will be asked to approve the following special resolution (3/4 majority of shares voted):
"BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT The issuance of 4,000,000 common shares to Jan Karnik, 4,500,000 common shares to Amarjit Mann and 4,500,000 common shares to Ranjodh Sahota as payment of directors' fees, are hereby ratified, confirmed and approved."
Approval of Amendment to Stock Option Plan
The Company proposes to amend its Stock Option Plan (the "Plan"). The Plan was approved by the shareholders of the Company on July 3, 2001. The Plan reserved 8,777,811 common shares for issuance pursuant to options available for grant under the Plan. As of the date of this Information Circular, there are no options outstanding under the Plan.
On July 31, 2006, the board of directors of the Company (the "Board") approved an amendment to the Plan (the "Amended Plan") to increase the maximum number of common shares issuable to 47,000,000 (18.53% of the issued and outstanding common shares of the Company as of the Record Date).

The Amended Plan is intended to benefit shareholders by increasing the pool of shares under the Company's stock option plan to enable the Company to attract and retain personnel of the highest calibre by offering to them an opportunity to share in any increase in value of the shares resulting from their efforts. The purpose of the Amended Plan is to provide incentive to the Company's employees, officers, directors and consultants responsible for the continued success of the Company.
Shareholder Approval of the Amended Plan
The shareholders of the Company will be requested at the Meeting to approve the Amended Plan by ordinary resolution. This requires an affirmative vote of greater than 50% of the votes cast by shareholders at the Meeting.
"BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT the Company's Amended Plan which makes a maximum of 47,000,000 common shares available for issuance thereunder as described in the Information Circular of the Company dated July 31, 2006, is hereby approved."
A copy of the Amended Plan will be available at the Meeting and will be provided to you upon request to the Company.
Approval of Transaction with the World Internet Stock Exchange
The Company issued a press release disclosing that it is entering into a business relationship with the World Internet Stock Exchange ("WISE"), which operates a private shareholder only stock quotation service named WIS-X. WISE is a web-based platform that permits trading of shares between shareholders. WISE is owned by Mr. Harj Gill, a director and Chief Executive Officer of the Company.
The Company has agreed to provide administrative services to WISE in exchange for the rights to share in revenue generated by the WIS-X. To date, the Company has incurred a nominal amount of expenses in connection with this project. The Company does not intend or expect to incur material amount of expenses in relation to this arrangement with WISE.
The Company has entered into confidentiality agreements with WISE and will finalize its formal agreements with WISE before WISE commences business, at which time the Company will provide details of the business arrangements. Although this is not a material transaction, for the benefit of shareholders, the Company is seeking approval of its current and ongoing business arrangement with WISE.
Shareholder Approval of Business Relationship with WISE
The shareholders of the Company will be requested at the Meeting to approve the current and intended further business relationship with WISE by way of special resolution (3/4 majority of shares voted). Harj Gill and Rani Gill will not vote on this resolution.
"BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT the proposed business relationship between the Company and WISE, as disclosed in the Company's Information Circular dated July 31, 2006, be and it is hereby ratified, confirmed and approved."

Director Discretion
The directors of the Company reserve the right to abandon the transactions contemplated in the resolutions contemplated above under the section "Particulars of Matters to be Acted Upon" in this Information Circular should they deem it appropriate and in the best interests of the Company to do so.
OTHER MATTERS
Management knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Circular. However, if any other matters properly come before the Meeting, the Shares represented by the Proxy solicited hereby will be voted on such matter in accordance with the best judgment of the persons voting by proxy.
ADDITIONAL INFORMATION
Additional information relating to the Company is available under the Company's profile on SEDAR at www.sedar.com. Financial information relating to the Company is provided in the Company's comparative financial statements and management discussion and analysis ("MD&A") for the financial year ended February 28, 2006. Shareholders may contact the Company to request copies of the financial statements and MD&A by mail to 1360 Cliveden Avenue, Delta, British Columbia V3M 6K2 or by fax to 604-273-9312.
DATED: July 31, 2006.
(signed) "Harj Gill"
(signed) "Rani Gill"
Harj Gill,
Rani Gill
Chief Executive Officer
Chief Financial Officer

SCHEDULE "A"
AMS HOMECARE INC.
(the "Company")
CHARTER OF THE BOARD OF DIRECTORS

I.
PURPOSE
The Board of Directors is responsible for the stewardship of the business and for acting in the best interests of the Company and its shareholders. The Board of Directors will discharge its responsibilities directly and through its committees, currently consisting of the Audit Committee. The Board will appoint other committees from time to time as the need arises. The Board of Directors shall meet at least quarterly to review the business, operations, corporate governance and financial results of the Company. Meetings of the Board of Directors shall also include meetings as required of the independent members of the Board without management being present.
II.
COMPOSITION
The Board of Directors shall be constituted at all times of a majority of independent directors in accordance with Multilateral Instrument 58-201. The Chairman of the Board should also be independent or alternatively the Board will appoint an independent lead director. A director is considered to be ?independent" if he or she has no direct or indirect material relationship which could in the view of the Board of Directors reasonably interfere with the exercise of a director's independent judgment. Notwithstanding the foregoing, a director shall be considered to have a material relationship with the Company (and therefore shall be considered a "dependent" director) if he or she falls in one of the categories listed in Schedule "A" attached hereto.
III.
RESPONSIBILITIES
The Board of Directors' mandate is the stewardship of the Company and its responsibilities include, without limitation to its general mandate, the following specific responsibilities:
?
The assignment to committees of directors of the Company the general responsibility for developing the Company's approach to: (i) financial reporting and internal controls; (ii) issues relating to compensation of directors, officers and employees; and (iii) corporate governance issues and matters relating to nomination of directors.
?
Directly or with the assistance of the Corporate Governance and Nominating Committee (if appointed):
-
Developing the Company's approach to corporate governance, including developing a set of corporate governance principles and guidelines specific to the Company.

-
Reviewing the composition of the Board of Directors and ensuring it respects its independence criteria.
-
To the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer and other senior officers and that such officers create a culture of integrity throughout the Company.
-
Assessing at least annually, the effectiveness of the Board of Directors as a whole, the committees of the Board of Directors and the contribution of individual directors, including, considering the appropriate size of the Board of Directors.
-
Ensuring that an appropriate review selection process for new nominees to the Board of Directors is in place.
-
Ensuring that an appropriate orientation and education program for new members of the Board of Directors is in place.
-
Approving disclosure and securities compliance policies, including communications policies of the Company.
-
Reviewing and approving the formal charters of the Company's Committees.

?
With the assistance of the Audit Committee:

-
Recommending the appointment of the auditors and assessing the independence and performance of the auditors.
-
Ensuring the integrity of the Company's internal controls and management information systems.
-
Ensuring the Company's ethical behaviour and compliance with laws and regulations, audit and accounting principles and the Company's own governing documents.
-
Identifying the principal risks of the Company's business and ensuring that appropriate systems are in place to manage these risks as deemed appropriate.
-
Reviewing and approving significant operational and financial matters and the provision of direction to management on these matters.
-
Approving interim and annual financial statements of the Company together with the interim and annual management's discussion and analysis.
-
As required and agreed upon, providing assistance to shareholders concerning the integrity of the Company's reported financial performance.

?
Directly or with the assistance of the Compensation Committee (if appointed):
-
establishing appropriate performance criteria for the senior management team, and approving the compensation of the senior management team and the directors.
?
With the assistance of the Chief Executive Officer, monitoring and reviewing feedback provided by the Company's shareholders.
?
Succession planning including selecting, appointing, training, monitoring, evaluating and, if necessary, the replacing senior management to ensure management succession.
?
Adopting a strategic planning process, approving at least annually a strategic plan that takes into account business opportunities and business risks identified by the Board and/or a committee of the Board and monitoring performance against such plans.
?
Reviewing and approving corporate objectives and goals applicable to the Company's senior management and monitoring realization of those objectives.
?
Reviewing with senior management:
-
major corporate decisions which require Board approval and approving such decisions as they arise.
-
major capital expenditure decisions in excess of thresholds previously authorized in a budget or by resolution of the Board of Directors.
-
material decisions relating to senior personnel, major acquisitions or divestments, major investments, etc.
?
Performing such other functions as prescribed by law or assigned to the Board of Directors in the Company's constating documents and by-laws.

IV.
MISCELLANEOUS
1.
The members of the Board are expected to attend all meetings of the Board of Directors unless prior notification of absence is provided.
2.
The members of the Board are required to have reviewed board materials in advance of the meeting and be prepared to discuss such materials at the meeting, to actively participate in Board deliberations, and to take full responsibility for Board decisions.
3.
Board members will treat their fellow board members with respect.
4.
The members of the Board should endeavour to avoid conflicts between their own personal interests and those of the Company and, where conflicts exist, to fully disclose such conflicts to the Board and refrain from participating in decisions relating to the subject matter of such conflicts.

5.
The Board shall provide contact information on the website of the Company or, if no website exists, in the Company's Annual Information Form.

Approved by the Board of Directors of AMS Homecare Inc. on July 31, 2006.

Schedule "B"
AMS HOMECARE INC.
(the "Company")
AUDIT COMMITTEE CHARTER
(Adopted by the Board of Directors on July 31, 2006)
A.
PURPOSE/OBJECTIVES
The overall purpose of the Audit Committee (the "Committee") is to ensure that the Company's management has designed and implemented an effective system of internal financial controls, to review and report on the integrity of the consolidated financial statements of the Company and related financial information, and to review the Company's compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of financial information. In performing its duties, the committee will maintain effective working relationships with the Board of Directors (the "Board"), management, and the external auditors and monitor the independence of those auditors. To perform his or her role effectively, each committee member will obtain an understanding of the responsibilities of committee membership as well as the Company's business, operations and risks.
B.
COMPOSITION, PROCEDURES AND ORGANIZATION
1.
The Committee shall consist of at least three members of the Board, each of which shall be an independent1 director.
2.
All of the members of the Committee shall be "financially literate"2.
3.
The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, shall appoint the members of the Committee for the ensuing year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.
4.
Unless the Board shall have appointed a chair of the Committee, the members of the Committee shall elect a chair and a secretary from among their number.
1 "Independent" member of an audit committee means a member who has no direct or indirect material relationship with the issuer. A "material relationship" means a relationship which could, in the view of the issuer's board of directors, reasonably interfere with the exercise of a member's independent judgement.
2 "Financially literate" individual is an individual who has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer's financial statements.

5.
The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.
6.
The Committee shall have access to such officers and employees of the Company and to the Company's external auditors, and to such information respecting the Company, as it considers to be necessary or advisable in order to perform its duties and responsibilities.
7.
Meetings of the Committee shall be conducted as follows:
(a)
the Committee shall meet at least four times annually at such times and at such locations as may be requested by the chair of the Committee. The external auditors or any member of the Committee may request a meeting of the Committee;
(b)
the external auditors shall receive notice of and have the right to attend all meetings of the Committee;
(c)
management representatives may be invited to attend all meetings, except executive sessions and private sessions with the external auditors; and
(d)
the proceedings of all meetings will be minuted.
8.
The internal auditors and the external auditors shall have a direct line of communication to the Committee through its chair and may bypass management if deemed necessary. The Committee, through its chair, may contact directly any employee in the Company as it deems necessary, and any employee may bring before the Committee any matter involving questionable, illegal or improper financial practices or transactions.
C.
ROLES AND RESPONSIBILITIES
1.
The overall duties and responsibilities of the Committee shall be as follows:
(a)
to assist the Board in the discharge of its responsibilities relating to the Company's accounting principles, reporting practices and internal controls and its approval of the Company's annual and quarterly consolidated financial statements and related financial disclosure;
(b)
to establish and maintain a direct line of communication with the Company's internal and external auditors and assess their performance;
(c)
to ensure that the management of the Company has designed, implemented and is maintaining an effective system of internal financial controls; and
(d)
to report regularly to the Board on the fulfilment of its duties and responsibilities.

2.
The duties and responsibilities of the Committee as they relate to the external auditors shall be as follows:
(a)
to recommend to the Board a firm of external auditors to be engaged by the Company, and to verify the independence of such external auditors;
(b)
to review and approve the fee, scope and timing of the audit and other related services rendered by the external auditors;
(c)
review the audit plan of the external auditors prior to the commencement of the audit;
(d)
approve in advance provision by the external auditors of services other than auditing;
(e)
to review with the external auditors, upon completion of their audit:
(i)
contents of their report;
(ii)
scope and quality of the audit work performed;
(iii)
adequacy of the Company's financial and auditing personnel;
(iv)
co-operation received from the Company's personnel during the audit;
(v)
internal resources used;
(vi)
significant transactions outside of the normal business of the Company;
(vii)
significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems; and
(viii)
the non-audit services provided by the external auditors;
(f)
to discuss with the external auditors the quality and not just the acceptability of the Company's accounting principles;
(g)
to implement structures and procedures to ensure that the Committee meets the external auditors on a regular basis in the absence of management; and
(h)
review any significant disagreements between management and the external auditor regarding financial reporting.
3.
The duties and responsibilities of the Committee as they relate to the Company's internal auditors are to:
(a)
periodically review the internal audit function with respect to the organization, staffing and effectiveness of the internal audit department;

(b)
review and approve the internal audit plan; and
(c)
review significant internal audit findings and recommendations, and management's response thereto.
4.
The duties and responsibilities of the Committee as they relate to the internal control procedures of the Company are to:
(a)
review the appropriateness and effectiveness of the Company's policies and business practices which impact on the financial integrity of the Company, including those relating to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management;
(b)
review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Company; and
(c)
periodically review the Company's financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.
5.
The Committee is also charged with the responsibility to:
(a)
review the Company's quarterly financial statements and related financial disclosure, including the impact of unusual items and changes in accounting principles and estimates and report to the Board with respect thereto;
(b)
review and approve the financial sections of:
(i)
the annual report to shareholders;
(ii)
the annual information form;
(iii)
prospectuses;
(iv)
news releases discussing financial results of the Company; and
(v)
other public financial reports requiring approval by the Board, and report to the Board with respect thereto;
(c)
review regulatory filings and decisions as they relate to the Company's consolidated financial statements;
(d)
review the appropriateness of the policies and procedures used in the preparation of the Company's consolidated financial statements and other required disclosure documents, and consider recommendations for any material change to such policies;

(e)
review and report on the integrity of the Company's consolidated financial statements;
(f)
establish procedures for:
(i)
the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and
(ii)
the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;
(g)
review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company;
(h)
review with management, the external auditors and, if necessary, with legal counsel, any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of the Company and the manner in which such matters have been disclosed in the consolidated financial statements;
(i)
review the Company's compliance with regulatory and statutory requirements as they relate to financial statements, tax matters and disclosure of financial information;
(j)
develop a calendar of activities to be undertaken by the Committee for each ensuing year and to submit the calendar in the appropriate format to the Board of Directors following each annual general meeting of shareholders;
(k)
review and recommend updates to the charter and receive approval of changes from the Board; and
(l)
perform other functions as requested by the full Board.

PROXY
THIS PROXY IS SOLICITED BY MANAGEMENT OF AMS HOMECARE INC. (THE "COMPANY") FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS (THE "MEETING") TO BE HELD ON THURSDAY, AUGUST 31, 2006 AND ANY ADJOURNMENT THEREOF.
The undersigned registered shareholder of the Company hereby appoints Rani Gill, the President and a director of the Company, or failing this person, Harj Gill, the Chief Executive Officer and a director of the Company, or in the place of both of the foregoing, ______________________________ (PLEASE PRINT NAME), as proxyholder for and on behalf of the undersigned, with power of substitution, to attend, act and vote for and in the name of the undersigned at the Meeting and at every adjournment thereof, with respect to all [or _______________ ] of the common shares of the Company registered in the name of the undersigned. Unless otherwise expressly stated herein by the undersigned, receipt of this proxy, duly executed and dated, revokes any former proxy given to attend and vote at the Meeting and at any adjournment thereof. Unless the undersigned directs otherwise, the nominee is hereby instructed to vote the common shares of the Company held by the undersigned as follows:

	For	Against	For	Against
1. To determine the number of directors at five.	?	?
7. To consider, and if thought fit, to pass a special resolution, with or without amendment, ratifying the issuance of 174,850,000 common shares to Harj Gill and Rani Gill, as compensation for damages suffered in connection with a reverse take over transaction, as more particularly described herein.
8. To consider, and if thought fit, to pass a special resolution, with or without amendment, ratifying the issuance of 13,000,000 common shares to Amarjit Mann, Jan Karnik and Ranjodh Sahota as payment of directors' fees.
9. To consider, and if thought fit, to pass an ordinary resolution, with or without amendment, approving an amendment to the Company's Stock Option Plan to increase the maximum number of options available for issuance to 47,000,000 common shares.
10. To consider, and if thought fit, to pass a special resolution, with or without amendment, approving a proposed business transaction between the Company and the World Internet Stock Exchange.
11. To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.
			? ? ? ? ?	? ? ? ? ?
2. To elect as a director: (a) Rani Gill (b) Harj Gill (c) Amarjit Mann (d) Jan Karnik (e) Ranjodh Sahota	For ? ? ? ? ?	Withhold ? ? ? ? ?
3. To appoint auditors for the Company and to authorize the directors to fix their remuneration.
4. To consider, and if thought fit, to pass a special resolution, with or without amendment, that the Company's Notice of Articles be amended by deleting the Pre-Existing Company Provisions set forth in Part 16 of the Regulations of the Business Corporations Act (British Columbia) in their entirety.
5. To consider, and if thought fit, to pass a special resolution, with or without amendment, that the Articles of the Company be deleted in their entirety and be replaced with the form of Articles presented to the Meeting.
6. To consider, and if thought fit, to pass a special resolution, with or without amendment, that the authorized capital of the Company be increased to an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.
	? For ? ? ?	? Against ? ? ?
THIS PROXY MUST BE SIGNED AND DATED. SEE IMPORTANT INSTRUCTIONS ON REVERSE.

The undersigned registered shareholder hereby revokes any proxy previously given to attend and vote at the Meeting.
Signature:
_________________________________________
Name:
Date: _____________________________
(Proxy must be signed and dated)
(Please Print)
If someone other than the named registered shareholder signs this Proxy on behalf of such shareholder, documentation acceptable to the Chairman of the Meeting must be deposited with this Proxy granting signing authority to the person signing the proxy. To be used at the Meeting, this Proxy must be received at the offices of Computershare Investor Services Inc. by mail or by fax no later than 48 hours before the Meeting or delivered to the Chairman prior to the commencement of the Meeting. The mailing address of Computershare Investor Services Inc. is 9th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1 and its fax number is 1-866-249-7775.

1.
If the registered shareholder wishes to attend the Meeting to vote on the resolutions in person, please register your attendance with the Company's scrutineers at the Meeting.
2.
If a beneficial shareholder's securities are held by an intermediary (eg. a broker) and the shareholder wishes to attend the Meeting to vote on the resolutions, such shareholder may only do so if he, she or it has instructed the intermediary to transfer the registration of such securities under the name of such beneficial shareholder before the record date, being July 31, 2006. Only registered shareholders as at the record date are entitled to vote in person at the meeting, subject to the provisions of the Business Corporations Act (British Columbia).
3.
If the registered shareholder cannot attend the Meeting but wishes to vote on the resolutions, the shareholder can appoint another person, who need not be a shareholder of the Company, to vote according to the shareholder's instructions. To appoint someone other than the nominees named by management, please insert your appointed proxyholder's name in the space provided, sign and date and return the Proxy. Where no choice on a resolution is specified by the shareholder, this Proxy confers discretionary authority upon the shareholder's appointed proxyholder to vote for or against that resolution.
4.
If a registered shareholder cannot attend the Meeting but wishes to vote on the resolutions and to appoint one of the individuals named by management as proxyholder, please leave the wording appointing such individual as shown, sign and date and return the Proxy. Where no choice is specified by the shareholder on a resolution shown on the Proxy, an individual appointed by management acting as proxyholder will vote the securities as if the shareholder had specified an affirmative vote.
5.
The securities represented by this Proxy will be voted in accordance with the instructions of the registered shareholder on any ballot of a resolution that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. With respect to any amendments or variations in any of the resolutions shown on the Proxy, or matters which may properly come before the Meeting, the securities may be voted by the individual appointed as the proxyholder, in its sole discretion, sees fit.
6.
If a registered shareholder votes by completing and returning the Proxy, such shareholder may still attend the Meeting and vote in person should such shareholder later decide to do so. To vote in person at the Meeting, the shareholder must revoke the Proxy in writing as set forth in the Information Circular.
7.
This Proxy is not valid unless it is dated and signed by the shareholder or by such shareholder's attorney duly authorized by such shareholder in writing, or, in the case of a company, by its duly authorized officer or attorney for the company. If the Proxy is executed by an attorney for an individual shareholder or joint shareholders or by an officer or an attorney of a corporate shareholder, the instrument so empowering the officer or the attorney, as the case may be, or a notarial copy thereof, must accompany the Proxy.
8.
A Proxy to be effective, must be deposited at the office of the Company's registrar and transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, Fax (within North America): 1-866-249-7775 Fax (outside North America): 416-263-9524, Email: caregistryinfo@computershare.com, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting or any adjournment thereof or delivered to the Chairman prior to commencement of the Meeting.

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Exhibits
None

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2006	By:	/s/ Harj Gill
Harj Gill Chief Executive Officer